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                            October 30, 2023

       Martin P. Klein
       Chief Financial Officer
       Athene Holding Ltd
       Second Floor, Washington House
       16 Church Street
       Hamilton, HM 11, Bermuda

                                                        Re: Athene Holding Ltd
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 29, 2023
                                                            File No. 001-37963

       Dear Martin P. Klein:

              We have reviewed your September 29, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18,
       2023 letter.

       Form 8-K dated August 7, 2023

       Exhibit 99.1
       Selected Income Statement Data, page 4

   1. We note your response to comment three, in which you state that your alternative investment portfolio
has returned approximately 12%, on average, over the past ten years and that you have based
your expectation of returns on this and adjusted down to 11% for conservatism. Please
address the items below.
                                                            Explain the reasons
and factors you considered in determining that ten years is an appropriate
lookback period and how your average and estimated rates of return would be affected
by a different (longer or shorter) period.
                                                            Tell us how your
long-term expectation of returns for this asset class has compared to actual returns and
how you determined that the prior ten years would be reflective of
 Martin P. Klein
Athene Holding Ltd
October 30, 2023
Page 2
              forward-looking long-term performance expectations.
                Explain how you determined that 11% is an appropriate adjustment level for conservatism, as well as whether you adjust this level and, if so, under what circumstances.
2. In addition to the above, please provide us with a more fulsome explanation of your rationale and considerations in determining that this normalization adjustment is not individually tailored accounting. For example, your response states that your adjustment does not change the recognition and measurement principles; however, it is still unclear to us how you reached this conclusion, given that actual recognition and measurement of alternative investment income, as reflected in your financial statements under U.S. GAAP, are not fixed at 11%.
       Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMartin P. Klein                              Sincerely,
Comapany NameAthene Holding Ltd
                                                               Division of
Corporation Finance
October 30, 2023 Page 2                                        Office of
Finance
FirstName LastName